Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions of SEK)

Year	2010	2011	2012	2013	2014

Pre-tax profit before profit or loss for all associated/ JV companies (equity investees)	16955	21899	21913	17228	15867

Fixed charges:

Interest expense	1315	1706	1734	1412	1376

Interest part of leases/ rentals *	1225	1121	1057	839	887

Total fixed charges	2540	2827	2791	2251	2263

Dividends from all associated/ JV companies	104	154	133	128	249

Pre-tax profit before profit or loss for all associated/ JV companies (equity investees) plus fixed charges plus dividends received	19599	24880	24837	19607	18379

Ratio of earnings to fixed charges	7.7	8.8	8.9	8.7	8.1

*	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor.